Exhibit 99.1
For Immediate Release
January 11, 2007
SAP Announces 2006 Preliminary Results
     WALLDORF — January 11, 2007 — SAP AG (NYSE: SAP) announced today that after a preliminary review of its 2006 fourth quarter results, it expects fourth quarter product revenues to be approximately €2.20 billion, representing an increase of around 8% (around 12% at constant currencies1) compared to fourth quarter 2005 product revenues of €2.04 billion. Full-year 2006 product revenues are expected to be approximately €6.64 billion, representing an increase of around 11% (around 13% at constant currencies1) compared to product revenues of €5.96 billion reported for the full-year 2005.
     In the fourth quarter 2006, the Company expects software revenues to contribute approximately €1.26 billion to product revenues, representing an increase of around 7% (around 12% at constant currencies1) compared to fourth quarter 2005 software revenues of €1.18 billion. Accordingly, the Company expects full-year 2006 software revenues to be approximately €3.10 billion, representing an increase of around 11% (around 13.5% at constant currencies1) compared to full-year 2005 software revenues of €2.78 billion.
     2006 represented another year of strong share gains for SAP. Based on the 2006 preliminary software revenue results, SAP’s worldwide share of Core Enterprise Applications vendors 2 , which account for approximately $16.4 billion in software revenues as defined by the Company based on industry analyst research, on a rolling four quarter basis is expected to be around 24.2% at the end of the fourth quarter of 2006, representing around 3.0 percentage points of share gain for 2006 compared to 2005.

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     Total revenues for the fourth quarter of 2006 are expected to be approximately €2.95 billion, which is an increase of around 7% (around 12% at constant currencies1) compared to €2.75 billion reported for 2005. Total revenues for the full-year 2006 are expected to be approximately €9.43 billion, which is an increase of around 11% (around 12% at constant currencies1) compared to €8.51 billion reported for 2005.
     On the basis of these figures, SAP expects its full-year 2006 adjusted operating margin1 to increase between 0.6 and 0.7 percentage points compared to 2005 (28.3%). The 2006 adjusted operating margin1 can be reconciled to the operating margin by adjusting operating income for stock-based compensation (approximately €99 million) and acquisition-related charges (approximately €43 million).
     Adjusted earnings per share1 for the full-year of 2006 are expected to reach at least €1.59 (based on the share count after the previously announced issuance of new shares3) or €6.36 (based on the share count before the previously announced issuance of new shares3). Earnings per share for the full-year of 2006 are expected to reach at least €1.50 (based on the share count after the previously announced issuance of new shares3) or €6.00 (based on the share count before the previously announced issuance of new shares3). Full-year 2006 earnings per share and adjusted earnings per share1 were positively impacted primarily by some one-time effects in both the second and the fourth quarters of 2006 reducing the Company’s effective tax rate.

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     The following table provides information comparing the previously disclosed full-year 2006 outlook and the full-year 2006 actual results:

	SAP’s Outlook	Actual Performance
	FY 2006	FY 2006
Product revenue growth (at constant currencies1)	13% — 15% “Less likely that growth will reach the upper end of the range”	Around 13%

- based on software revenue growth (at constant currencies1)	15% — 17% “Less likely that growth will reach the upper end of the range”	Around 13.5%

Adjusted operating margin increase[1]	Increase of 0.5 — 1.0 percentage points “Less likely that the adjusted operating margin increase will reach the upper end of the range”	Increase of 0.6 — 0.7 percentage points

Adjusted earnings per share[1]	€1.45 to €1.50 per share (based on the share count after the previously announced issuance of new shares3) “Slightly above the previously communicated range”	Expected to reach at least €1.59 (based on the share count after the previously announced issuance of new shares3);
positively impacted primarily by some one-time effects in both the second and the fourth quarters of 2006 reducing the Company’s effective tax rate.

Share of core enterprise application vendors[2]	Not provided	24.2% (increase of around 3.0 percentage points for the full year of 2006)
     SAP will provide further details of its 2006 preliminary results and outlook for the full-year 2007 on January 24th.
     Additional information:

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Regional Performance

	FY 2006	Q4 2006	FY 2006	Q4 2006
	Software Revenue	Software Revenue	Software Revenue	Software Revenue
	Approximate	Approximate	Approximate Actual	Approximate Actual
	Constant Currency[1]	Constant Currency[1]	Growth Rate	Growth Rate
	Growth Rate	Growth Rate
EMEA	10%	14%	10%	13%
Germany	7%	8%	7%	8%
Americas	18%	10%	15%	0%
U.S.	17%	15%	13%	4%
Asia-Pacific	12%	9%	8%	2%
Japan	17%	14%	8%	4%
All regional growth rates are preliminary, rounded numbers
     The EMEA region, including Germany, performed well in the fourth quarter and for the full-year as renewed customer buying in the second half of 2006 pushed constant currency1 software revenue growth into double digits for the EMEA region and higher than expected upper single digits for Germany. Like EMEA, Japan also reported a resurgence in software revenues in the second half of the year leading to a robust, full-year 2006 constant currency1 software revenue growth of 17%. Meanwhile, the U.S. reported another year of strong double digit software revenue growth.
About SAP
SAP is the world’s leading provider of business software*. More than 36,200 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results

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are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EDT
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Footnotes
1) Non-GAAP Measures:
This press release may disclose certain financial measures, such as adjusted operating income, adjusted operating margin, adjusted expenses, adjusted net income, adjusted earnings per share (EPS), and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. These non-GAAP measures were formerly referred to as ”pro forma,” but are now referred to as “adjusted;” however, there has been no change in the manner in which those measures are calculated. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP. The non-GAAP measures included in this report are reconciled to the nearest U.S. GAAP measure.
Adjusted operating income, adjusted operating margin, adjusted expenses, adjusted net income, adjusted earnings per share (adjusted EPS)
SAP believes that adjusted operating income, adjusted operating margin, adjusted net income, and adjusted EPS, all based on adjusted expenses, provide supplemental meaningful information that can help investors assess the financial performance of the Company using the same measures that SAP uses in its internal management reporting.
The following expenses are eliminated from adjusted expenses, adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, and other adjusted measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP, as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock-based compensation

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expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.
•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property. Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition related charges.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments. These charges are excluded because they are outside the control of the Company’s management.
The adjusted measures disclosed are the same measures that SAP uses in its internal management reporting. Adjusted operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.
In addition, SAP gives full year and long term guidance based on non-GAAP financial measures. The guidance is provided on adjusted operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance.
Constant-Currency Period over Period Changes
SAP believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under U.S. GAAP provide information that is useful in this regard. Period-over-period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that is useful to investors in evaluating sales volume growth SAP presents information about its revenue and income growth adjusted for foreign currency effects. SAP calculates constant-currency period over period changes in revenue and income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. Constant-currency period over period changes should be considered in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
2) Core Enterprise Applications Vendor Share
In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software

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revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.
3) See Company’s press release dated December 15, 2006, “SAP Announces Timeline for ‘Bonus’ Shares”.